UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Fitch Ratings upgrades Coca-Cola FEMSA’s long-term foreign and local currency issuer default ratings, from 'A-' to 'A'

Mexico City, Mexico - December 8, 2021 - Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), announces that Fitch Ratings has upgraded Coca-Cola FEMSA's long-term foreign and local currency issuer default ratings (IDRs) from 'A-' to 'A' and removed the Under Criteria Observation (UCO) status. Fitch Ratings has also affirmed Coca-Cola FEMSA’s long-term national rating at 'AAA(mex)' and national scale short-term rating at 'F1+(mex)'. The rating outlook is stable.

Under Fitch Rating’s methodology, the rating upgrade for Coca-Cola FEMSA’s IDRs follows Fitch's new Parent and Subsidiary Linkage (PSL) criteria published on December 1, 2021. Under the new criteria, the Company benefits from the parent linkage with Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) and Coca-Cola FEMSA’s ratings matched those of its parent company, FEMSA.

According to Fitch Ratings, the Company’s ratings reflect its strong business position as the largest franchise bottler in the world of Coca-Cola products by sales volume with operations across Latin America with a broad portfolio of beverages categories and well-developed distribution network.

About Coca-Cola FEMSA

Mexican Stock Exchange, Ticker: KOFUBL

NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For further information, please contact to Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx

December 08, 2021	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: December 8, 2021